Neoprobe Corporation
425 Metro Place North, Suite 300
Dublin, Ohio 43017-1367

December 16, 2009

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Neoprobe Corporation Withdrawal of Post-Effective Amendment No. 2 to Registration Statement on Form S–1filed September 17, 2009 (File No. 333–150650)

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended, Neoprobe Corporation (the “Registrant”) hereby respectfully requests the immediate withdrawal of Post-Effective Amendment No. 2 (the “Post-Effective Amendment”), filed on September 17, 2009, to the above-referenced Registration Statement on Form S–1 (File No. 333–150650), together with all exhibits thereto.  No securities were sold under the Post-Effective Amendment.

The Registrant is making this request in compliance with instructions received from the United States Securities and Exchange Commission Division of Corporation Finance in anticipation of the filing of: (1) a new Post-Effective Amendment No. 2 to the above referenced Registration Statement to deregister the shares of the Registrant’s common stock (“Common Stock”) registered thereunder which underlie convertible securities surrendered to the Company (the “Surrendered Securities”) by Platinum-Montaur Life Sciences, LLC (the “Holder”) pursuant to the Securities Amendment and Exchange Agreement, dated July 24, 2009, between the Registrant and the Holder (the “Amendment Agreement”); and (2) a new Registration Statement on Form S-1 covering the resale by the Holder of shares of Common Stock underlying convertible securities issued to the Holder pursuant to the Amendment Agreement in exchange for the Surrendered Securities.

We appreciate your assistance, and should you need any additional information, please feel free to contact William J. Kelly, Jr. at 614-227-2316, or Brett P. Thornton at 614-227-2194, of Porter Wright Morris & Arthur, LLP. Please send copies of the written order granting withdrawal of the Post-Effective Amendment to Brent L. Larson at the above mentioned address, facsimile number (614) 793-7520, with a copy to Brett P. Thornton, Porter Wright Morris & Arthur, LLP, 41 S. High Street, Suite 2800, Columbus, Ohio 43215, facsimile number (614) 227-2100.

Sincerely,

NEOPROBE CORPORATION

By:  /s/ Brent L. Larson
Brent L. Larson
Vice President, Finance and Chief Financial Officer